1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman (214) 659-4593 Phone (214) 659-4861 Fax jhoffman@andrewskurth.com

February 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independent Bank Group, Inc.
Registration Statement on Form S-1 DRS/A
Submitted Confidentially on January 8, 2013
File No. 377-00083

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Independent Bank Group, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 29, 2013 (the “Staff Letter”) relating to the above-referenced submission (the “Confidential Submission”). The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which, among other things, includes year-end 2012 audited financial statements and responds to the Staff’s comments to the Confidential Submission.

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Expect as otherwise specifically indicated, page references correspond to the pages of the Confidential Submission.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Austin      Beijing      Dallas      Houston       London      New York      Research Triangle Park      The Woodlands      Washington, DC

February 27, 2013

Response:	The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with (1) written communications presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act and (2) any research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act. The Company confirms to the Staff that no such materials have been presented, published or distributed to date.

About This Prospectus, page ii

2.	Advise us regarding the specific reasons for the statement in the first sentence of the second paragraph limiting the jurisdictional use of the prospectus.

Response:	The Company has revised this sentence to make clear that the Company intends to offer and sell its common stock only in jurisdictions where such offers and sales would be permitted.

Use of Proceeds, page 6

3.	We note $25.3 million of proceeds will be used to repay indebtedness. If such debt was incurred within one year, describe here and in the main section the use of the proceeds of such indebtedness. See Item 504 of Regulation S-K.

Response:	The Company has revised its disclosure under “The Offering” and in “Use of Proceeds” to address the indebtedness that was incurred within the last year.

4.	To the extent that there are any other known or planned uses for the proceeds, revise both here and in the main section, to provide details and to quantify the amounts that may be used for each purpose. For example, we note your strategies to grow organically and through acquisitions and to diversify your loan portfolio. If the expected use of proceeds changes or solidifies, please update. See Item 504 of Regulation S-K.

Response:	The Company has revised its disclosure under “The Offering” and in “Use of Proceeds” to quantify the amounts to be used for each planned purpose.

Risk Factors, page 12

Severe weather, natural disasters, acts of war or terrorism and other external…, page 19

5.	Your risk factors should address only those risks that likely may affect the registrant. Accordingly, delete this risk factor or revise both the heading and narrative to particularly focus on your business or industry to address specific disasters that are common to your geographic area, business or industry. Draft the risk factor and its heading so that it is not equally applicable to another business or industry. See Item 503(c) of Regulation S-K and Rule 421(d) of Regulation C.

February 27, 2013

Response:	The Company has deleted this risk factor.

Our corporate organizational documents and the provisions of Texas law…, page 21

6.	Recast the heading to reference the “anti-takeover” nature of your organizational documents and provisions of Texas law. Make corresponding changes in the main document beginning on page 129 to specifically address anti-takeover provisions under a descriptive heading.

Response:	The Company has recast the heading to this risk factor and made corresponding changes in the main document to address, specifically, potentially anti-takeover provisions.

The price of our common stock could be volatile …, page 23

7.	Succinctly state in the subheading the risks that result from this uncertainty. See Item 503 (c) of Regulation S-K.

Response:	The Company has revised the subheading to state the risk that may result from this uncertainty.

An investment in our common stock is not an insured deposit, page 26

8.	Succinctly state in the subheading the risks that result from this fact. See Item 503 (c) of Regulation S-K.

Response:	The Company has revised the subheading to state the risk that may arise from this fact.

Cautionary Note Regarding Forward-Looking Statement, page 30

9.	Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

—	delete any reference to the Litigation Reform Act; or

—	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Response:	The Company has deleted the reference to the Litigation Reform Act.

February 27, 2013

Dilution, page 38

10.	Expand the paragraph following the dilution table, or add a footnote, to provide disclosure on the 35,100 shares of restricted stock to be issued in connection with the consummation of the offering.

Response:	The Company has expanded the disclosure following the dilution table to address the 35,100 shares of restricted stock to be issued under its stock plan in connection with the consummation of the offering. Please note that all share amounts have been adjusted to give effect to the Company’s recent 3.2-for-one stock split.

Business, page 40

11.	Disclose here or in your MD&A the risks inherent in each of your various loan types, noting which are at higher risk. For instance, commercial loans typically have payment requirements by which the borrower makes smaller periodic payments during the life of the loan followed by a larger balloon payment at the end of the term. Similarly, construction loans are dependent not only on the completion of the project, but ultimately the ability of the construction loan borrower to refinance the loan or sell the property upon the completion of the project.

Response:	The Company has expanded its disclosure here to describe the risks inherent in each of its various loan types.

IBG Adriatica, page 46

12.	Expand the last paragraph to quantify the proceeds from the two referenced completed sales or advise.

Response:	The Company has expanded its disclosure to quantify the proceeds from the two referenced completed sales.

13.	Provide updated disclosure on the sales that were pending at the time of the filing.

Response:	The Company has updated the disclosure on the sales that were pending at the time of the filing of the Confidential Submission.

Recent Developments, page 53

14.	Update the disclosure on the IBG Adriatica transactions expected to close in December 2012.

Response:	The Company has updated the disclosure on the IBG Adriatica transaction that closed December 31, 2012.

February 27, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Allowance for Loan Losses, page 73

15.	We note your disclosure in the second last paragraph on page 74 that had it not been for the fair value adjustments to the carrying value of problem loans acquired in connection with bank acquisitions during January 1, 2010 to September 30, 2012, the ratio of your allowance for loan losses to total loans probably would have been lower. In light of this disclosure, and the subsequent acquisition of The Community Group, Inc. on October 1, 2012, which could further impact the comparability of this or other asset quality ratios, please revise to discuss in more detail how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. If deemed material, specifically identify any other credit metrics impacted by these acquisitions (e.g., non-performing loans to total loans, net charge-offs to average loans outstanding, etc.) and consider quantifying the amount of total purchased loans in the denominator of the allowance for loan losses to total loans ratio and the non-performing loan to total loans ratio for which there are no corresponding balances in the numerator.

Response:	As requested, the Company has revised the disclosure on page 74 and provided additional information about the effect of acquired loans on our credit metrics.

16.	As a related matter, please revise your disclosure here, and in your significant accounting policy footnote, to more clearly address how you classify these purchased loans as non-accrual, impaired, loans > 90 days and accruing, or as troubled debt restructurings. Please address whether you continued to use the classification for the loan at acquisition or if you considered all acquired credit impaired loans to be accruing, non-impaired and / or current. Also, please disclose how you determine the delinquency of your purchased loan portfolio and specifically disclose if delinquency classification is based upon the contractual loan terms or your expectation of the loans’ performance determined upon acquisition of the loans.

Response:	The Company has revised its disclosure as requested.

Executive Compensation and Other Matters, page 115

17.	Please update the information for the latest fiscal year. See Item 402 of Regulation S-K.

Response:	The Company has updated the information for the latest fiscal year.

February 27, 2013

Certain Relationships and Related Transactions, page 123

Other Transactions, page, 125

18.	State here the relationship between the registrant and IBG Adriatica.

Response:	The Company has disclosed that IBG Adriatica is a subsidiary of the registrant.

19.	Update the disclosure on the pending $3.5 million land sale.

Response:	The Company has updated the disclosure on the $3.5 million land sale, which closed on December 31, 2012.

Consolidated Financial Statements

General

20.	Please consider the need to revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response:	The Company has updated its financial statements included in the Registration Statement in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies – Impaired Loans, page F-12

21.	Please revise to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Response:	The Company has expanded its disclosure for impaired loans in Note 1 to its consolidated financial statements.

Note 6. Loans, Net and Allowance for Loan Losses, page F-23

22.	Please revise your disclosure to include either the total amount of troubled debt restructurings (TDRs) or TDRs that were on nonaccrual status at each period end.

Response:	The Company has added a disclosure of the total amount of troubled debt restructurings at each reporting period in Note 6 to its consolidated financial statements.

23.

Please confirm to us, if true, and revise to clearly disclose that you continue to measure credit impairment at each period end on all loans that have been classified as TDRs using the guidance in ASC 310-10-35. If you do not, please measure credit impairment

February 27, 2013

for all previously classified TDRs using the guidance in ASC 310-10-35 and to the extent that prior periods appear to be materially misstated, please consider the need to potentially restate your financial statements or tell us why your current accounting is appropriate.

Response:	The Company does continue to measure credit impairment at each reporting period for all loans classified as TDRs. The Company has revised the disclosure to state this in Note 6 to its consolidated financial statements.

Please refer any questions to the undersigned at 214-659-4593. Thank you.

Very truly yours,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. David R. Brooks
William T. Luedke IV, Esq.
Shanna R. Kuzdzal, Esq.
Mark Haynie, Esq.
Dudley W. Murrey, Esq. (of the firm)